102 South Main Street

Greenville, South Carolina 29601

August 6, 2009

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The South Financial Group, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed July 22, 2009 File No. 000-15083

Dear Mr. Dundas:

Set forth below is the response of The South Financial Group, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were included in your letter, dated July 29, 2009 (the “Comment Letter”), with respect to the filing referenced above. The comments from the Comment Letter are included below in bold. The Company’s response follows each comment. On the date hereof, the Company has filed its Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) incorporating the revisions described herein. For the convenience of the staff, three (3) copies of the Proxy Statement, which has been marked to show the changes from Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed July 22, 2009, are also being delivered to you via overnight delivery. All page references in the responses set forth below are to the pages of the marked copies of the Proxy Statement.

Proposal No. 3, page 14

1.	We note your response to our prior comment 6. However, please revise to disclose whether an abstention will count as a vote for or against Proposal No. 3.

Response: The disclosure on pages 4, 6 and 14 of the Proxy Statement has been revised to address the Staff’s comment.

Incorporation by Reference, page 18

2.

We note your response to our prior comment 8. However, you incorporate by reference Item 6 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. Please revise. Refer to Note D to, and Item 13 of, Schedule 14A.

Response: The disclosure on page 18 of the Proxy Statement has been revised to address the Staff’s comment.

Mr. Gregory Dundas

August 6, 2009

3.	We note your response to our prior comment 9. However, please revise to include the address and telephone numbers in the undertaking required under Note D(2) to Schedule 14A.

Response: The disclosure on page 18 of the Proxy Statement has been revised to address the Staff’s comment.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 864-255-4777 or Nick Demmo of Wachtell, Lipton, Rosen & Katz at 212-403-1381.

Sincerely,

/s/  William P. Crawford, Jr.

William P. Crawford, Jr.

Executive Vice President and General Counsel